UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

 Sagittarius

NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 000-25377
Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 46621A109
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION JMG EXPLORATION, INC. Full Name of Registrant
Not applicable Former Name if Applicable
180 South Lake Ave., Seventh Floor Address of Principal Executive Office (Street and Number) Pasadena, Ca 91101 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

Registrant has experienced delays in receiving material information needed for presentation within its Form 10-K for the fiscal year ended December 31, 2006 and the resulting time constraints have rendered filing impracticable as of April 2, 2007 without undue hardship and expense to the registrant. Registrant intends to file its Form 10-K promptly after such annual reporting is finalized and in any event by April 17, 2007.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joseph W. Skeehan

Chief Executive Officer

 (Name)

(626) 792-384

(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In prior filings Registrant disclosed that it has focused on creating new product lines, building the infrastructure necessary to introduce them under licensing agreements acquired in mid 2005 and phasing out sales of its existing products that were not a part of the licensed products as envisioned by the licensing agreements.

Revenues for the year ended December 31, 2006 were approximately $1,719,075 as compared to $627,460 for the year ended December 31, 2005. We expect to record a significant net loss for the year ended December 31, 2006 which will include depletion and impairment charges in excess of $8,000,000. Due to delays resulting from the relocation of our corporate offices to the United States and our change in auditors, we are unable to accurately estimate the total net loss at this time. The net loss and net loss per share for the year ended December 31, 2005 was $6,272,351 and $2.97, respectively. The weighted average shares outstanding for the year ended December 31, 2006 is 5,122,245 as compared to 2,111,351 for 2005.

The annual audit of our financial statements is currently in progress and as such these estimated differences could change based on the final audit results.

JMG EXPLORATION, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007

 /s/ Joseph W. Skeehan

Joseph W. Skeehan

Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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